Exhibit 99.1

News Release

August 3, 2018

TELUS reports strong results for second quarter 2018

Consolidated revenue and EBITDA growth of 5.3 per cent and 3.6 per cent respectively, or 5.8 per cent and 5.0 per cent respectively, excluding IFRS 15 impact; Strong free cash flow of $329 million, up 27 per cent over last year

Robust customer growth including 135,000 new wireless, Internet and TV customer additions, driven by the best combined customer loyalty on record, underpinned by wireless and wireline broadband network leadership

Postpaid wireless net additions of 87,000 and industry-leading wireless postpaid churn of 0.83 per cent, reflecting customer service and network excellence

Wireline customer additions of 34,000, reflecting strong Internet and TV customer growth combined with record low second quarter Internet and TV customer churn, and the lowest residential line losses since 2004

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the second quarter of 2018. For the quarter, consolidated operating revenue of $3.5 billion increased by 5.3 per cent over the same period a year ago, primarily due to higher consolidated service revenues, continued growth in wireless network revenues and wireline data services revenue. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 3.6 per cent to $1.3 billion due to higher wireless network revenues and wireline services revenue growth, partially offset by incremental employee benefits expense and other expenses due to recent business acquisitions. Adjusted EBITDA was also up 3.6 per cent when excluding restructuring and other costs. Excluding the effects of IFRS 15, consolidated revenue and adjusted EBITDA were higher by 5.8 per cent and 5.0 per cent respectively.

“TELUS reported strong second quarter results, including robust customer growth across both the wireless and wireline segments of our business. This was anchored by the TELUS team continuing to achieve strong performance results for wireless and wireline customer loyalty and lifetime revenue,” said Darren Entwistle, President and CEO. “Notably, the second quarter was characterized by the best combined retention levels on record in respect of postpaid wireless, high-speed Internet and TV. This contributed to the strong customer growth, alongside continued value-creating financial results, driven by our team’s relentless focus on providing the best customer experience, buttressed by the ongoing generational investments we are making in our leading broadband networks. Both of the aforementioned parameters, in respect of service and technology excellence, are hallmarks of TELUS’ long-term investment thesis.”

Mr. Entwistle added, “The efficacy of our broadband investments is reflected in TELUS being recognized, once again, for having the fastest wireless network in Canada, as measured in the consumer-initiated Speedtest by Ookla. This acknowledgement comes on the heels of TELUS receiving top ranking in network quality in Ontario, British Columbia, Alberta, Saskatchewan and Manitoba in the J.D. Power 2018 Canadian Wireless Network Quality Study, as well as placing number one in wireless download speeds on a national basis, and amongst the fastest globally, in the 2018 OpenSignal report. These leading network rankings, each received consecutively for two years or more, reinforce the superiority of the networks available to citizens across the country. Similarly, thanks to our generational investments in advanced wideband wireline technology, which have positioned Canada as a global leader in fibre deployment, we are providing Canadians with the most advanced technologies and solutions to succeed in our digital society and economy.”

Mr. Entwistle further commented, “Through consistent execution of our longstanding strategy, we are continuing to build on our track record of providing investors with the industry’s best multi-year dividend growth program, targeting annual dividend growth between seven and 10 per cent through to 2019. Notably, our proven history of delivering on our industry-leading shareholder-friendly initiatives from the strong cash flow generated from our strategic investments, is highlighted by TELUS having now returned $15.7 billion to shareholders, representing $26 per share since 2004.”

Doug French, Executive Vice-President and CFO said, “Our second quarter results reflect our strong operating momentum, as we continue to deliver against our guidance for 2018. Notably, our free cash flow in the first half of the year is up a strong 62 per cent, while our capital expenditures remain on track with our annual target of approximately $2.85 billion as we continue to invest thoughtfully in our advanced broadband networks while maintaining our strong balance sheet.”

Mr. French added that “The consistency of our results reflects the strategic investments we are making in our broadband networks that are driving profitable growth in our chosen markets, our customers first culture, as well as our ongoing focus on cost efficiency and effectiveness. Today, we are also confirming our consolidated financial targets for 2018 as updated in May for the adoption of IFRS 15.”

In wireless, our network revenue increased by 2.7 per cent to $1.5 billion, reflecting continued customer growth and a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. These were partly offset by declining chargeable data usage and the competitive environment putting pressure on rate plan prices.

In wireline, our data services revenue increased by 13.0 per cent to $1.1 billion, reflecting higher customer care and business services (CCBS) contracting revenues due to growth in business volumes from recent business acquisitions, increased Internet and enhanced data service revenues from continued high-speed Internet subscriber growth and higher revenue per customer, increased TELUS Health revenues driven by organic growth through additional professional services and through business acquisitions, higher revenue from our TELUS SmartHome and Business Security business, and increased TELUS TV revenues from subscriber growth and certain rate changes.

In the quarter, we attracted 135,000 new wireless, high-speed Internet and TELUS TV customers, up 30,000 or 29 per cent over the same quarter a year ago. The higher net additions included 91,000 wireless net additions, which included 87,000 postpaid net additions, as well as 29,000 high-speed Internet subscribers and 15,000 TELUS TV customers. Our total wireless subscriber base of 9.0 million is up 3.5 per cent from a year ago, reflecting a 4.6 per cent increase in our postpaid subscriber base to 8.1 million. Our high-speed Internet connections of 1.8 million are up 5.3 per cent over the last twelve months, while our TELUS TV subscriber base stands at 1.1 million.

For the quarter, net income of $397 million was relatively flat over the same period a year ago as increased revenue growth was offset by higher operating expenses including employee benefits expense from recent business acquisitions, higher depreciation and amortization reflecting the significant investments we have made in the past few years, including our broadband network, as well as those arising from business acquisitions and increased financing costs. Basic earnings per share (EPS) of $0.66 was unchanged over last year. Adjusted net income of $414 million was essentially unchanged compared to last year, while adjusted EPS of $0.70 was flat.

Free cash flow of $329 million increased by 27 per cent over the same quarter a year ago due to higher EBITDA and lower capital expenditures.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended June 30		Per cent
(unaudited)	2018	2017(1)	change
Operating revenues	3,453	3,280	5.3
Operating expenses before depreciation and amortization	2,202	2,072	6.3
EBITDA(2)	1,251	1,208	3.6
Adjusted EBITDA(2)(3)	1,286	1,241	3.6
Net income	397	396	0.3
Adjusted net income(4)	414	412	0.5
Net income attributable to common shares	390	389	0.3
Basic EPS	0.66	0.66	—
Adjusted basic EPS(4)	0.70	0.70	—
Capital expenditures (excluding spectrum licences)	791	810	(2.3)
Free cash flow(5)	329	260	26.5
Total subscriber connections(6)	13,124	12,810	2.5

(1)             Our results for 2017 have been adjusted to reflect the retrospective application of IFRS 15 and IFRS 9, which were adopted January 1, 2018.

(2)             EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. We issue guidance on and reports EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release or Section 11.1 in the 2018 second quarter Management’s discussion and analysis.

(3)             Adjusted EBITDA for the second quarters of 2018 and 2017 excludes restructuring and other costs and net gains and equity income from real estate joint venture developments in the second quarter of 2017.

(4)             Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), restructuring and other costs and favourable income tax-related adjustments. For further analysis of adjusted net income and adjusted basic EPS, see ‘Non-GAAP and other financial measures’ in this news release or Section 1.3 in the 2018 second quarter Management’s discussion and analysis.

(5)             Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release or Section 11.1 in the 2018 second quarter Management’s discussion and analysis.

(6)             The sum of active wireless subscribers, residential network access lines, high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average billing per user per month (ABPU), average revenue per subscriber unit per month (ARPU) and churn) were adjusted to include an estimated migration of 85,000 Manitoba Telecom Services Inc. (MTS) subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, postpaid and total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000. Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product.

Second Quarter 2018 Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $40 million or 2.7 per cent year-over-year to $1.5 billion. This growth was driven by continued subscriber growth and a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. These were partly offset by declining chargeable data usage and the competitive environment putting pressure on rate plan prices.

•                  Wireless equipment and other service revenue increased by $16 million or 3.9 per cent mainly due to higher postpaid gross additions and more higher-valued smartphones in the sales mix, partly offset by lower retention volumes.

•                  Average billing per user per month (ABPU) was higher by 0.6 per cent to $67.24, reflecting a higher proportion of higher-value postpaid and smartphone customers in the subscriber mix. This represents our thirty-first consecutive quarter of year-over-year growth.

•                  Monthly postpaid subscriber churn was 0.83 per cent as compared to our record low 0.79 per cent a year ago as our focus on customers first initiatives and retention programs was partly offset by incremental deactivations from competitive intensity. This marks the nineteenth out of the past twenty quarters postpaid churn has been below 1 per cent.

•                  Wireless postpaid net additions of 87,000 decreased by 12,000 over the same period a year ago due to competitive intensity. Prepaid net additions totaled 4,000, reflecting an improvement of 20,000 over the same period a year ago.

•                  EBITDA of $844 million increased by $44 million or 5.5 per cent, while Adjusted EBITDA of $851 million increased by $28 million or 3.3 per cent over last year, reflecting network revenue growth driven by a larger customer base and an improvement in equipment margins, partly offset by higher administrative costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses. Excluding the effects of IFRS 15, Adjusted EBITDA of $860 million was higher by $51 million or 6.4 per cent.

•                  Wireless capital expenditures decreased by $16 million or 6.2 per cent over the same period a year ago due to primarily due to activity in the second quarter of 2017 as we incurred costs to update our radio access network technology in Ontario and Quebec, which was completed in the second quarter of 2017.

TELUS wireline

•                  External wireline revenues increased by $107 million or 7.6 per cent to $1.5 billion. This growth was driven by higher data services revenue growth.

•                  Data services revenues increased by $130 million or 13 per cent, reflecting higher CCBS contracting revenues due to growth in business volumes from recent business acquisitions, increased Internet and enhanced data service revenues resulting from an increase in our high-speed Internet subscriber base, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate changes, increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through business acquisitions, revenue from our SmartHome and Business Security line of business, and increased TELUS TV revenues resulting from subscriber growth and certain rate changes.

•                  High-speed Internet net additions of 29,000 increased by 12,000 over the same quarter a year ago due to increased customer demand for our high-speed broadband services, including fibre to the premises, as well as improved churn reflecting our focus on executing customers first initiatives and retention programs.

•                  Total TELUS TV net additions of 15,000 increased by 10,000 over the same quarter a year ago due to higher gross additions from our diverse product offerings and a lower customer churn rate from stronger retention efforts.

•                  Residential network access line (NAL) losses of 10,000 improved by 9,000 over the same quarter a year ago, reflecting the success of our bundled service offerings. This marks our best result since 2004. Residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services.

•                  Wireline EBITDA of $407 million was essentially unchanged over last year, while Adjusted EBITDA increased by $17 million or 4.0 per cent due to ongoing growth in in data service margins, including CCBS, Internet and TELUS Health services, and an increase in other services and equipment revenue. This was partly offset by the continued declines in legacy voice services, higher external labour from business acquisitions, and higher TV content costs. Excluding the effects of IFRS 15, Adjusted EBITDA of $430 million increased by 2.1 per cent.

•                  Wireline capital expenditures remained relatively unchanged over the same quarter a year ago as we continued connecting additional homes and businesses directly to our fibre-optic technology and our investments in support systems reliability and operational efficiency and effectiveness.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.525 Canadian per share on the issued and outstanding Common Shares of the Company payable on October 1, 2018 to holders of record at the close of business on September 10, 2018.

Sale of TELUS Garden

In August, the TELUS Garden real estate joint venture accepted an offer to purchase the income producing property and the related net assets; the sale is expected to be completed subsequent to August 3, 2018. During the third quarter of 2018 we expect to record our share of the gain, which is estimated at approximately $170 million. In 2011, we partnered, as equals, in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia.

TELUS commits to fund sustainable philanthropic initiative

In August, TELUS, through its wholly owned subsidiary TELUS Communications Inc. (TCI), will commit to donate approximately $120 million for a sustainable funding of future philanthropic initiatives. The donations will be made as a lump sum of approximately $100 million in August 2018 to a charitable foundation established by TELUS with the remaining funding to be donated over the next 10 years. This will ensure the long-term sustainability of TELUS’ commitment to our community giving programs.

NCIB amended to purchase shares for donation

In August 2018, we received approval from the Toronto Stock Exchange (subject to receiving approval from Canadian securities regulators) to amend our normal course issuer bid (2018 NCIB) expiring on November 12, 2018, to permit TELUS Communications Inc. (TCI), a direct wholly owned subsidiary of TELUS Corporation (TELUS), to purchase Common Shares with an aggregate fair market value of up to $105 million for donation to a charitable foundation established by TELUS. TELUS and TCI will purchase Common Shares only when and if they consider it advisable. All other terms of the 2018 NCIB remain unchanged.

Our Board of Directors believes that such purchases are in the best interest of TELUS and TCI that such purchases constitute an attractive investment opportunity and a desirable use of TCI’s funds.

Christine Magee to join our Board of Directors

Effective August 2, 2018, Christine Magee joined our Board. Christine is the Co-Founder and Co-Chair of Sleep Country Canada, the largest mattress retailer in Canada. From 1982 to 1994, Christine worked in the banking and financial services industry at the National Bank of Canada and Continental Bank of Canada.  She is currently a member of the board of directors of Metro Inc., Woodbine Entertainment Group, Trillium Health Partners, Plan International Canada, and the Advisory Council of the Talent Fund. Christine has also taken on an active mentoring role for Women’s Executive Network. The recipient of numerous awards and other recognition, Christine has most recently received the Excellence Canada Special Recognition of Achievement Award in 2017, and was appointed to the Order of Canada on July 1, 2015. Christine holds an Honour’s Business and Administration Degree from the University of Western Ontario.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of approximately $993 million in taxes in the first half of 2018 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $23 billion in these taxes.

•                  Disbursing spectrum renewal fees of over $50 million to Innovation, Science and Economic Development Canada in the first half of 2018. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $28 billion.

•                  Investing approximately $1.4 billion in capital expenditures primarily in communities across Canada in the first half of 2018 and approximately $37 billion since 2000.

•                  Spending $3.9 billion in total operating expenses in the first half of 2018, including goods and service purchased of approximately $2.8 billion. Since 2000, we have spent $111 billion and $74 billion respectively in these areas.

•                  Generating a total team member payroll of $1.3 billion in the first half of 2018, including payroll taxes of $89 million. Since 2000, total team member payroll totals $43 billion.

•                  Returning $913 million in dividends in the first seven months of 2018, including dividend payments in January, April and July, to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned $15.7 billion to shareholders through our dividend and share purchase programs, including $10.5 billion in dividends, representing $26 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s review of operations, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2018 conference call is scheduled for Friday, August 3, 2018 at 11:00am ET (8:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on August 3 until September 15, 2018 at 1-855-201-2300. Please use reference number 1233767# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2018 are presented in Section 9 General trends, outlook and assumptions in the Management’s discussion and analysis (MD&A) in our 2017 Annual Report and updated in Section 9 Update to general trends, outlook and assumptions and regulatory developments and proceedings in our MD&A for the second quarter of 2018. Our key assumptions for 2018 include the following:

•                  Slightly slower rate of economic growth in Canada in 2018, estimated to be 2.1% (3.1% in 2017). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.5% in 2018 (3.4% in 2017), and that economic growth in Alberta will be 2.4% in 2018 (3.9% in 2017).

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from growth in both postpaid subscriber loading and ABPU.

•                  Continued pressure on wireless acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and customer preferences.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance and lower wholesale volumes.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $97 million recorded in Employee benefits expense and approximately $14 million recorded in employee defined benefit pension plans net interest in Financing costs; a 3.40% rate for discounting the obligation and a 3.50% rate for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $50 million.

•                  Restructuring and other costs of approximately $135 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with the home security customer acquisition.

•                  Income taxes computed at applicable statutory rate of 26.7 to 27.3% and cash income tax payments of approximately $170 to $230 million (2017 — $191 million). Cash tax payments are expected to be relatively consistent with 2017.

•                  Further investments in broadband infrastructure as we approach nearly 50% of our targeted coverage footprint, including expanding our fibre-optic network and 4G LTE capacity expansion and upgrades, as well as investments in network and systems resiliency and reliability.

•                  No wireless spectrum auctions anticipated in 2018.

•                  Stabilization in the average Canadian dollar: U.S. dollar exchange rate (U.S. 77 cents in 2017).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline network; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security, Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU) (as described in Section 5 Discussion of operations), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; our ability to compete successfully in customer care and business services (CCBS) contracting given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and our ongoing ability to provide a service experience that meets or exceeds customer expectations and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge network and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications network technologies (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Regulatory decisions and developments including the potential of government intervention to further increase wireless competition; government intervention further to the CRTC’s determinations for wholesale GSM-based domestic roaming and the setting of such rates charged to wireless service providers (WSPs) on a retroactive basis; future spectrum auctions and spectrum policy determinations, including the amount of spectrum TELUS is able to acquire and its cost under the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, as well as cost and availability of spectrum in the 3500 MHz band; restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the Competition Bureau’s market study on competition in broadband services; the CRTC’s forthcoming report on the retail practices of Canada’s large telecommunications carriers, as directed by the Governor in Council; the impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on

September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act, which began in early 2018; the federal government’s review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5, 2018; the outcome of TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED) including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; the implementation of complex large enterprise deals that may be adversely impacted by available resources; system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the 2016 immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions, such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2017 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2018 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate redevelopment partnerships, gains on the exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments and asset retirements related to restructuring activities.

Reconciliation of adjusted Net income

	Three months ended June 30		Dollar
C$ and in millions	2018	2017	change
Net income attributable to Common Shares	390	389	1
Add back (deduct):
Restructuring and other costs, after income taxes	25	26	(1)
Favourable income tax-related adjustments	(1)	(1)	—
Net gains and equity income from real estate joint venture developments, after income taxes	—	(2)	2
Adjusted Net income	414	412	2

Reconciliation of adjusted basic EPS

	Three months ended June 30		Dollar
C$, per share amounts	2018	2017	change
Basic EPS	0.66	0.66	—
Add back:
Restructuring and other costs, after income taxes, per share	0.04	0.04	—
Adjusted basic EPS	0.70	0.70	—

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

Reconciliation of Adjusted EBITDA

	Three months ended June 30
C$ and in millions	2018	2017
Net income	397	396
Financing costs	150	142
Income taxes	145	144
Depreciation	411	391
Amortization of intangible assets	148	135
EBITDA	1,251	1,208
Add back restructuring and other costs included in EBITDA	35	36
Deduct net gains and equity income from real estate joint venture developments	—	(3)
Adjusted EBITDA	1,286	1,241

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Calculation of free cash flow

	Three months ended June 30
C$ and in millions	2018	2017
EBITDA	1,251	1,208
Deduct non-cash gains from the sale of property, plant and equipment	(8)	—
Restructuring and other costs, net of disbursements	7	—
Deduct net gains and equity income from real estate joint venture developments	—	(3)
Effects of contract asset, acquisition and fulfilment	4	(14)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	35	23
Net employee defined benefit plans expense	24	20
Employer contributions to employee defined benefit plans	(14)	(13)
Interest paid	(130)	(125)
Interest received	3	1
Capital expenditures (excluding spectrum licences)	(791)	(810)
Other	—	6
Free cash flow before income taxes	381	293
Income taxes paid, net of refunds	(52)	(33)
Free cash flow	329	260

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $13.8 billion of annual revenue and 13.1 million subscriber connections, including 9.0 million wireless subscribers, 1.8 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $525 million to charitable and not-for-profit organizations and volunteered more than 8.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $67 million in support of 6,283 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations Richard Gilhooley (778) 868-0235 Richard.Gilhooley@telus.com	Investor Relations: Darrell Rae (604) 695-4314 ir@telus.com